18 May 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 11 May 2026 to 15 May 2026 it purchased through J.P. Morgan Securities plc a total of 3,442,513 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
11/05/2025	675,513	2497	2433	2467.2421
12/05/2025	680,000	2458	2395	2427.2309
13/05/2025	681,000	2431	2301	2378.8151
14/05/2025	700,000	2397	2334	2371.9199
15/05/2025	706,000	2430	2352	2393.1074

Following the settlement of the above transactions, RELX PLC holds 55,833,090 ordinary shares in treasury, and has 1,772,624,443 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 51,725,218 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/7507E_1-2026-5-18.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66